EXHIBIT 99.1

NXT Energy Solutions Announces Appointment of Chief Financial Officer

CALGARY, Alberta, Aug. 01, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTC QB: NSFDF) is pleased to announce the appointment of Mr. Eugene Woychyshyn as Vice President of Finance and Chief Financial Officer, effective immediately.  Mr. Woychyshyn has been the Company’s Interim CFO since December 2018 and its Controller since November 2017.  Mr. Woychyshyn is a Chartered Professional Accountant, CA. He holds a Bachelor of Commerce (Hons.) from the University of Manitoba and a Masters of Business Administration from St. Joseph’s University, Philadelphia PA.

Mr. Woychyshyn brings to NXT over 25 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia.  He has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning.  In almost ten years as an expatriate with assignments in Norway, China, the United States and South East Asia he developed international business competencies including language skills in Norwegian and Mandarin.

"Together with our Board of Directors, I am delighted to have Mr. Woychyshyn appointed as our CFO,” says George Liszicasz, President and CEO.  “Over the past two years, Mr. Woychyshyn has provided financial and operational leadership to our organization with significant results in cost savings, tax efficiencies and numerous organizational enhancements.  His international experience has been and will continue to be invaluable as we develop our business outside of North America.  I am grateful we have someone of his character, experience and caliber to contribute to critical steps in NXT’s growth.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
Vice President of Finance & Chief Financial Officer	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com